Mail Stop 3561

August 12, 2008

Ivo Heiden
Chief Executive Officer
Zaxis International Inc.
6399 Wilshire Boulevard, Suite 1019
Los Angeles, CA 90048

     Re: **Zaxis International Inc.**
             Form 10-KSB/A for Fiscal Year Ended
             December 31, 2007
             Filed August 4, 2008
             File No. 000-15746

Dear Ivo Heiden:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for Fiscal Year Ended December 31, 2007

Item 8A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 13

1. We note that your amended Form 10-KSB provides a partial definition of disclosure controls and procedures. Please revise your disclosure to either remove the partial definition, or to provide the entire definition. If you include the entire definition in your amended Form 10-KSB, your revised disclosure should also state, if true, that

your disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to management to allow timely decisions regarding required disclosures.

2. We note that in your amended Form 10-KSB your management has again concluded your disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated July 17, 2008, we asked you to consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. Otherwise, please further amend your Form 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year and any remediation plans that have or will be enacted.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Ivo Heiden
Zaxis International Inc.
August 12, 2008
Page 3

You may contact Ethan Horowitz, Staff Accountant, at (202) 551-3311 or me at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Brian K. Bhandari
Branch Chief
Office of Beverages, Apparel and
Health Care Services